Mail Stop 0308 							April 12, 2005

VIA U.S. MAIL AND FACSIMILE

Brenda I. Morris
Chief Financial Officer
Zumiez Inc.
6300 Merrill Creek Parkway, Suite B
Everett, WA 98203

Re:	Zumiez Inc.
      Registration Statement on Form S-1
      File No. 333-122865
      Amended March 30, 2005

Dear Ms. Morris:

      We have reviewed your amended filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.
General
We note your response to our prior comment 4. Please provide an expanded legal analysis as to why the issuance of securities is not required to be registered.1.
2. We note your response to prior comment 3. Please advise us which reports are publicly available and file the consents for the reports that are not publicly available.




Certain Terms Used in this Prospectus, page ii
3. We note your response to our prior comment 6. Please delete this section or relocate it to a more appropriate location in the registration statement.

Use of Proceeds, page 20
4. We note your response to our prior comment 16. Please disclose the approximate dollar amount you intend to allocate to each of the purposes you have identified.

Management`s Discussion and Analysis

General, page 26
5. On page 28, please specify the steps you intend to take to increase the percentage of net sales of private label merchandise in the future.

Management, page 46
6. We note your response to our prior comment 26. Please account for
Ms. Kilbourne`s professional experience between May 2001 and 2002 and between 2003 and September 2004.
Certain Relationship and Related Transactions, page 58
7. We note your response to our prior comment 28. Please file the Zumiez Holding LLC company agreement as an exhibit.

Underwriting, page 68
8. We note your response to prior comment 35. If the selling shareholders are affiliates of the company, you should disclose that they may be deemed underwriters under the federal securities laws. We note your response to prior comment 37. Please provide us with the draft email messages you will send to investors. 9.
10. We note your response to our prior comment 39. Please tell us the identity of the managing underwriter who will arrange with NetRoadshow, Inc. to conduct an Internet roadshow.
11. We note your response to prior comment 42. Please include your response regarding lock-up restrictions in the registration statement. Also, if officers, directors and five percent holders have the right to acquire beneficial ownership of common stock within
60 days under a contractual commitment that is part of the directed share program, you should include the common stock in the beneficial ownership table. You also should consider whether disclosure under
Item 404(a) of Regulation S-K is required with respect to participation in the directed share program by these parties.

Financial Statements

Notes to Financial Statements

General
12. We have reviewed your response to prior comment 51 and still believe that you should present revenue disclosures by product group.
Product line revenue disclosure should mirror the financial information used to prepare your general-purpose financial
statements.   Please tell us the product categories reported to
senior management in daily, weekly or monthly sales reports for purposes of managing the business. If providing product line disclosure is impracticable, please revise your filing to so state.

2.  Summary of Significant Accounting Policies, page F-8

Revenue Recognition, page F-10
13. We have reviewed your response to prior comment 53.  The
Zumiez
Gift Card Polices section of your website states that a $1.50 monthly dormant fee is deducted for any 24-month period that the card is not used. Please help us understand how this policy reconciles to your accounting policy "The Company does not assess gift card dormancy fees." If your policy is to not charge dormancy fees despite your legal right to do so, please clarify.

Exhibit 5.1 Legal Opinion[q1][q2][q3]
14. Please confirm to us that the reference and limitation to "Washington General Corporation Law" includes the statutory provisions and also all applicable provisions of the Washington Constitution and reported judicial decisions interpreting these laws.


*	*	*	*	*

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      You may contact Yong Kim, Staff Accountant, at (202) 942-
2904,
or George Ohsiek, Accounting Branch Chief, at (202) 942-2905 if you have questions regarding comments on the financial statements and related matters. Please contact Pradip Bhaumik, Attorney-Advisor, at
(202) 942-1776, or Ellie Quarles, Special Counsel, at (202) 942-
1859,
or me at (202) 942-1900 with any other questions.



      Sincerely,




      H. Christopher Owings
      Assistant Director



cc:	Gary J. Kocher, Esq.
	Preston Gates & Ellis LLP
	925 Fourth Avenue
	Seattle, WA 98104



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Zumiez, Inc.
April 12, 2005
Page 1